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                                                                     Exhibit 1



                             IPC Advisors S.a.r.l.
                           c/o Unsworth & Associates
                                Herengracht 483
                                     101 BT
                           Amsterdam, The Netherlands




                                    November 6, 2000


Balanced Care Corporation
c/o Special Committee of the Board of Directors
1215 Manor Drive
Mechanicsburg, PA  17055

Gentlemen:

      You have requested that RH Investments Limited, HR Investments Limited and VXM Investments Limited (collectively, the "Lenders") make loans ("Loans") to Balanced Care Corporation (the "Company") in the amount of $8 million, on the terms set forth on the attached term sheet. You have also requested that IPC Advisors S.a.r.l. or one of its affiliates (collectively, "IPC") consider making an offer to purchase the outstanding common stock of the Company. IPC is pleased to inform you that IPC would be willing to consider making an offer of $1.00 per common share in cash for the entire equity interest in the Company not already owned by IPC subject, however, to our completion of due diligence, the results of which are satisfactory to IPC in its sole discretion, and to the negotiation and execution of mutually satisfactory definitive documentation (the "Proposed Offer"), it being acknowledged and agreed that IPC shall have no obligation to make the Proposed Offer.

      In consideration of the Lenders making the Loans and IPC agreeing to incur the time and expense of conducting due diligence, you hereby agree as follows:

      1. STANDSTILL AGREEMENT. Section 6.8 of the Subscription Agreement dated as of October 8, 1999 between the Company and IPC, as amended, is hereby amended by replacing the words "Six ($6.00) Dollars per share" to read "One Dollar ($1.00) per share". The Company hereby represents that the foregoing amendment has been approved by a resolution of the Board of Directors of the Company and the IPC nominees refrained from voting thereon.

      2. NO SOLICITATION. The Company shall not, and shall cause its Subsidiaries not to, and will use its reasonable best efforts to cause its officers, directors, employees, investment bankers, attorneys and other advisors and representatives not to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined) or (ii) participate in any discussions, negotiations or other communications regarding, or furnish to any person any information with respect to, any Acquisition Proposal or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person or entity, to seek to do any of the foregoing. The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated, and will use


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reasonable best efforts to cause, and will not authorize, its officers, directors, employees, investment bankers, attorneys and other advisors and representatives to, immediately cease and cause to be terminated, any of the actions specified in (i) and (ii) above. Notwithstanding the provisions of the preceding two sentences, the Company, any of its Subsidiaries or any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries may, (i) following receipt of a request for information which was not solicited, initiated or encouraged by the Company, any of its Subsidiaries or any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries after the date of this Agreement, furnish information, provided the person requesting the information has executed a confidentiality agreement with customary terms and conditions with the Company, and (ii) following receipt of an unsolicited Acquisition Proposal, participate in discussions or negotiations regarding, and furnish information with respect to, and take other actions to facilitate, such Acquisition Proposal, if, in the case of (i) and (ii) above, the Special Committee determines in its good faith judgment (after receiving the advice of counsel) that if the Company fails to participate in such discussions or negotiations with, or provide such information to, the person or entity making the Acquisition Proposal or requesting information, there is a reasonable probability that the Board of Directors of the Company would be in violation of its fiduciary duties under applicable law. From and after the date hereof, the Company shall promptly advise IPC orally and in writing of the receipt by it
(or any of the other entities or persons referred to above) of any Acquisition Proposal, or any inquiry which the Board of Directors determines is reasonably likely to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. The Company will keep IPC fully informed of the status and details of any such Acquisition Proposal or inquiry. If an Acquisition Proposal is approved by the Board of Directors of the Company prior to January 31, 2001, the Company shall concurrently therewith reimburse IPC all of its documented costs and expenses (including, without limitation, reasonable attorneys' fees) in connection with the transactions contemplated by this letter (including the Loans and the Proposed Offer), provided that in no event shall the Company be obligated to reimburse IPC for more than $500,000 of such costs and expenses in the aggregate. For purposes of this Agreement, "Acquisition Proposal" means any proposal with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving the Company or any significant portion of the assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated hereby. The provisions of this paragraph 2 shall terminate on the earlier of the termination of this letter agreement pursuant to paragraph 7 hereof and January 15, 2001.

      3. DUE DILIGENCE. The Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of IPC, reasonable access, during normal business hours, to all of its and its Subsidiaries' properties, books, contracts, commitments and records and, during such period, the Company shall use its commercially reasonable efforts to afford IPC access to its lessors and lenders and shall (and shall cause each of its Subsidiaries to) furnish promptly to IPC (i) a copy of each report, schedule, registration statement and other document filed or received by it pursuant to the requirements of the federal securities laws and (ii) all other information concerning its business, properties and personnel as IPC may reasonably request. IPC will hold


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any such information which is nonpublic in confidence in accordance with the provisions of the confidentiality agreement, dated November 6, 2000, between the Company and IPC Advisors S.a.r.l.

      4. PUBLICITY. So long as this letter is in effect, neither the Company nor IPC nor their affiliates shall issue or cause the publication of any press release or other public statement or announcement with respect to this letter, the Proposed Offer or the other matters contemplated hereby without prior consultation with the other party, except as may be required by law or by obligations pursuant to any listing agreement with a national securities exchange, and in such case shall use all reasonable efforts to consult with the other party prior to such release or announcement being issued.

      5. FAIRNESS OPINION. The Special Committee confirms that it has received an oral opinion (which will be confirmed in writing) from an independent investment bank that, subject to stated assumptions, limitations and qualifications, including, without limitation, assumptions regarding the terms and conditions of definitive agreements relating to the Proposed Offer, the Proposed Offer is fair to the stockholders of the Company (other than IPC and its affiliates) from a financial point of view. The Special Committee further confirms that it has determined that the consideration of $1.00 per share in cash for each share of the Company's outstanding common stock not owned by IPC and its affiliates is advisable and fair to the stockholders of the Company and, subject to negotiation of definitive agreements relating to the Proposed Offer acceptable to the Special Committee, the Special Committee will recommend that the Board of Directors of the Company approve and adopt such definitive agreements and the Special Committee will recommend that stockholders of the Company tender into and/or vote to approve and adopt such definitive agreements, as applicable, and once recommended, the Special Committee will not modify, amend or withdraw such recommendations, unless the Special Committee determines, in its good faith judgment (after receiving the advice of counsel), that if the Special Committee fails to modify, amend or withdraw such recommendations, there is a reasonable probability that the Special Committee would be in violation of its fiduciary duties under applicable law.

      6. BINDING EFFECT. This letter is intended to be legally binding and enforceable upon the parties hereto. Notwithstanding the foregoing, no legally binding agreement shall arise or exist with respect to any Proposed Offer unless and until a definitive agreement is executed and delivered containing such terms, provisions, representations, warranties, covenants and conditions, as are approved by IPC and the Company.

      7. TERMINATION. This letter may be terminated at any time upon mutual written consent of the parties. In addition, numbered paragraphs 2 through 5 of this letter may be terminated at the option of the Company or IPC, if a definitive agreement reflecting the Proposed Offer shall not have been executed on or prior to January 31, 2001, unless the Company and IPC agree to an extension of such date.

      8. GOVERNING LAW. This letter shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.



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      9.  COUNTERPARTS.  This letter may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same letter.

      10 SECURITY. The Company hereby agrees to provide the Lenders, if requested by the Lenders, with additional security for the Loans and all other existing and future obligations of the Company or any of its subsidiaries to the Lenders, IPC or any or their respective affiliates (including, without limitation, the $14 million 9.5% convertible debentures), in the form of (i) a pledge of the shares in the capital of the owners of properties to be designated by IPC, subject to the approval of Heller Healthcare Finance Inc. ("Heller"), and (ii) a second charge on the Meditrust Tranche I properties after Heller has been repaid out of a refinancing of these properties.


                                                  Very truly yours,


Accepted and agreed this 6th day
of November, 2000:

BALANCED CARE CORPORATION

By:  /s/ Brad E. Hollinger
     ----------------------

Its: Chairman
     ----------------------

SPECIAL COMMITTEE OF THE
BOARD OF DIRECTORS OF
BALANCED CARE CORPORATION

By:  /s/ David L. Goldsmith
     ----------------------

Its: Chairman
     ----------------------


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